Exhibit 3.1

Article IV of the certificate of incorporation of Monogram Biosciences, Inc. was amended and restated in its entirety to read as follows:

“The total number of shares of all classes of stock that the Corporation shall have the authority to issue is 30,000,000 all of one class, having a par value of $.001 per share, all of which such shares shall be Common Stock.”